Exhibit 99.1

NOTICE OF PURCHASE BY WAY OF PRIVATE AGREEMENT

NOTICE IS HEREBY GIVEN THAT:

On March 2, 2017, The Bank of Nova Scotia (“Scotiabank”) entered into a private agreement with an arm’s length third party seller to purchase for cancellation 1,000,000 of the Bank’s common shares held by such seller for an aggregate purchase price of $70,840,000.

The purchase was made at a discount to the prevailing market price for the Bank’s common shares and pursuant to an issuer bid exemption order issued by the Ontario Securities Commission on January 6, 2017.

The settlement date of this transaction is March 6, 2017. The purchased shares will be included in computing the number of common shares purchased by the Bank under its existing normal course issuer bid.

March 2, 2017

“Christy Bunker”

Christy Bunker
Managing Director- Secured & Capital Funding